(CINRAM LOGO)
2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3

NEWS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE

                      CINRAM POSTS THIRD QUARTER EARNINGS -
              BOARD CONDITIONALLY APPROVES RECAPITALIZATION AS AN
                       INCOME DEPOSIT SECURITY STRUCTURE
            (All figures in U.S. dollars unless otherwise indicated)

TORONTO (NOVEMBER 2, 2005) - Cinram International Inc. (TSX: CRW) today reported that basic earnings per share for the third quarter ended September 30, 2005, doubled to $0.62 from $0.31 in 2004. Revenue for the quarter was up ten percent to $544.7 million from $494.8 million in 2004, and net earnings increased 99 percent to $35.5 million from $17.8 million in 2004. The Company also announced that its Board of Directors has approved the Company's recapitalization as an income deposit security (IDS) structure, subject to the resolution of all remaining structural issues.

SUMMARY OF RESULTS

Cinram generated third quarter earnings before interest, taxes and amortization (EBITA(1)) of $118.5 million, up 27 percent from $93.5 million in 2004, increasing its EBITA margins to 22 percent from 19 percent in 2004. Earnings before interest and taxes (EBIT(2)) were $62.4 million, up 63 percent from $38.2 million in the third quarter of 2004.

For the nine months ended September 30, 2005, Cinram reported consolidated revenue of $1,448.1 million, up from $1,382.4 million in 2004. Year-to-date, the Company generated EBITA of $268.8 million compared with $258.9 million in 2004, and EBIT of $100.3 million compared with $98.2 million in the nine months ended September 30, 2004. Cinram recorded net earnings of $44.2 million or $0.77 per diluted share on a year-to-date basis in 2005, up from $41.3 million or $0.72 per diluted share in 2004.

INDUSTRY SEGMENTS
DVD sales were up 23 percent in the third quarter, to $279.6 million from $227.9 million in 2004, and up nine percent in the nine months ended September 30, 2005, to $723.2 million from $661.1 million in 2004. The increase in both periods was the result of organic revenue growth and the addition of new studio business in Europe. DVDs accounted for 51 percent of third quarter revenue compared with 46 percent in the comparable 2004 period. VHS video cassette sales were down 80 percent to $4.1 million from $20.2 million in the third quarter of 2004, and represented less than one percent of consolidated sales for the quarter.

Cinram's CD sales (audio and ROM) increased six percent in the third quarter to $85.7 million from $80.5 million in the previous year period, principally due to the addition of new business from EMI in the United States, which was partially offset by a 40 percent decline in CD-ROM sales. CDs (audio and ROM) accounted for 16 percent of Cinram's third quarter consolidated revenue, in line with 2004.

Revenue from Ivy Hill, included in the Printing segment, was up 21 percent in the third quarter to $65.2 million from $54.0 million in 2004, in line with the increase in DVD and CD sales and new business from non-replication customers. The Printing segment accounted for 12 percent of third quarter consolidated revenue compared with 11 percent in 2004.

Distribution revenue was up nine percent in the third quarter to $68.9 million from $63.1 million in 2004, and represented 13 percent of consolidated revenue, in line with 2004. New European business from Twentieth Century Fox Home Entertainment as well as increased DVD unit shipment volumes contributed to the increase in distribution revenue relative to the third quarter of 2004.

Revenue from the Other segment was down 15 percent in the third quarter to $40.0 million from $46.8 million in the prior year period. The Other segment represented seven percent of third quarter consolidated sales compared with nine percent in 2004.

GEOGRAPHIC SEGMENTS
North American revenue was up five percent in the third quarter to $410.8 million from $391.0 million in 2004 as a result of higher DVD unit shipments, printing and distribution revenue, which were partially offset by lower VHS video cassette and CD-ROM sales. North American revenue represented 75 percent of consolidated sales in the third quarter compared with 79 percent in 2004.

In Europe, third quarter revenue increased 29 percent to $133.9 million from $103.8 million in 2004, largely due to increased DVD unit shipments. European revenue represented 25 percent of consolidated sales in the third quarter of 2005, up from 21 percent in 2004.

OTHER FINANCIAL HIGHLIGHTS
Gross profit for the third quarter was up 20 percent to $122.9 million from $102.2 million in 2004. On a year-to-date basis, gross profit decreased to $274.9 million from $279.7 million principally due to higher capital asset amortization expense as well as lower DVD selling prices and higher raw material costs.

Selling, general and administrative expenses decreased to $43.0 million in the third quarter from $46.2 million in 2004 as a result of efficiencies realized in the Company's European operations, cost savings in the United States, in particular, the closure of Ivy Hill's Amityville printing facility earlier in the year. On a year-to-date basis, Cinram's selling, general and administrative expenses were down seven percent from 2004.

Interest expense for the quarter was $12.5 million compared with $13.0 million in the third quarter of 2004 as lower debt balances were offset by rising floating interest rates. During the third quarter, Cinram re-priced the interest rate spread on its Term Loan D credit facility, lowering the rate to the London Interbank Offered Rate (LIBOR) plus 225 basis points, from LIBOR plus 300 basis points. In addition, the interest rate spread on Term Loan A was reduced from LIBOR plus 250 basis points to LIBOR plus 225 basis points as the Company achieved reductions in debt leverage in accordance with the credit facility.

Cinram generated cash flow from operations of $38.5 million in the third quarter compared with $6.8 million in the corresponding period last year principally as a result of higher net earnings and non-cash working capital outflows. Higher accounts receivable balances and inventory levels due to increased seasonality contributed to working capital outflows during the quarter. Year-to-date, cash flow from operations was up 86 percent to $121.6 million from $65.5 million in 2004.

The Company paid $24.2 million for capital assets in the third quarter primarily for DVD equipment. Cinram made net long-term debt repayments of $78.9 million during the first nine months of 2005, and its long-term debt balance at September 30, 2005, was $779.4 million.

RECAPITALIZATION AS AN INCOME DEPOSIT SECURITY (IDS) STRUCTURE
Cinram's Board of Directors has concluded that recapitalization as an IDS structure has the potential to materially enhance shareholder value.

Subject to the satisfactory resolution of all remaining structural issues, the Board of Directors has approved the Company's recapitalization as an IDS structure. The Board has instructed management to continue its efforts to resolve all outstanding issues. Once these issues have been settled to the satisfaction of the Board, a plan of arrangement for the recapitalization of the Corporation as an IDS structure would then be submitted to shareholders for approval. However, the Board cautions that there can be no assurance that the remaining structural issues will be satisfactorily resolved, or that a capital reorganization will be implemented.

SHARE VOLUME DATA
For the third quarter ended September 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.3 million compared with 56.8 million in 2004. For the nine months ended September 30, 2005, the basic weighted average number of Cinram shares outstanding was 57.1 million compared with 56.5 million in 2004.

DIVIDEND
The Board of Directors has declared a quarterly dividend of C$0.03 per share, payable on December 31, 2005, to the shareholders of record at the close of business on December 15, 2005.

NOVEMBER 3 CONFERENCE CALL AND WEBCAST
Cinram's management team will host a conference call to discuss its third quarter results on Thursday, November 3, at 8 a.m. To participate, please dial
(416) 640-4127 or 1 800 814-3911. The call will also be webcast live at WWW.CINRAM.COM.

RECONCILIATION OF EBITA AND EBIT TO NET EARNINGS

                                                             Three months ended    Nine months ended
                                                                September 30          September 30
                                                            ---------------------  ---------------------
   (unaudited, in thousands of U.S. dollars)                    2005         2004       2005        2004
                                                            --------     --------  ---------   ---------
   EBITA(1)                                                 $118,549     $ 93,454  $ 268,771   $ 258,893
                                                            --------     --------  ---------   ---------
   Amortization of capital assets                           $ 38,684     $ 37,432  $ 115,808   $ 105,571
   Amortization of intangible assets and
     deferred financing fees                                $ 17,430     $ 17,809  $  52,631   $  55,131
                                                            --------     --------  ---------   ---------
   EBIT(2)                                                  $ 62,435     $ 38,213  $ 100,332   $  98,191
                                                            --------     --------  ---------   ---------
   Interest expense                                         $ 12,464     $ 13,029  $  38,754   $  39,143
   Other interest                                           $    (87)    $   (515) $    (453)  $    (875)
   Income taxes                                             $ 14,515     $  7,877  $  17,829   $  18,652
                                                            --------     --------  ---------   ---------
   NET EARNINGS                                             $ 35,543     $ 17,822  $  44,202   $  41,271
                                                            ========     ========  =========   =========


(1) EBITA is defined herein as earnings before interest expense, investment income, income taxes and amortization, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

(2) EBIT is defined herein as earnings before interest expense, investment income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under GAAP as found in the table above.

ABOUT CINRAM
Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at WWW.CINRAM.COM.

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Company's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the Company to implement its business strategy; the Company's ability to retain major customers; the Company's ability to invest successfully in new technologies and other factors which are described in the Company's filings with the securities commissions.

                                      -30-

FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)


                                                                      SEPTEMBER 30        December 31
                                                                       (UNAUDITED)

                                                                              2005               2004
                                                                      ------------        -----------

Assets
CURRENT ASSETS:
    Cash and cash equivalents                                           $   22,388         $   41,789
    Accounts receivable                                                    572,281            518,216
    Income taxes recoverable                                                 2,972              8,356
    Inventories                                                             73,677             56,861
    Prepaid expenses                                                        23,204             26,573
    Future income taxes                                                     22,993             22,872
                                                                      ------------        -----------
                                                                           717,515            674,667

Capital assets                                                             627,398            706,360
Goodwill                                                                   331,339            328,393
Intangible assets                                                          258,535            315,247
Deferred financing fees                                                     20,461             24,344
Other assets                                                                20,945             36,218
Future income taxes                                                         10,639             11,804
                                                                      ------------        -----------
                                                                        $1,986,832         $2,097,033
                                                                      ============        ===========

Liabilities and Shareholders' Equity

CURRENT LIABILITIES:
    Accounts payable                                                    $  208,157         $  213,876
    Accrued liabilities                                                    343,882            377,323
    Current portion of long-term debt                                       77,033             71,509
    Current portion of obligations under capital leases                        671                850
                                                                      ------------        -----------
                                                                           629,743            663,558

Long-term debt                                                             702,375            786,834
Obligations under capital leases                                             3,580              4,603
Other long-term liabilities                                                 55,836             62,778
Future income taxes                                                         84,688             93,069


SHAREHOLDERS' EQUITY:
    Capital stock                                                          173,775            170,145
    Contributed surplus                                                      4,570              4,145
    Retained earnings                                                      280,367            240,367
    Foreign currency translation adjustment                                 51,898             71,534
                                                                      ------------        -----------
                                                                           510,610            486,191
                                                                      ------------        -----------
                                                                        $1,986,832         $2,097,033
                                                                      ============        ===========

                                                                   (CINRAM LOGO)


INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(unaudited, in thousands of U.S. dollars, except per share amounts)


                                                                                  Three months                         Nine months
                                                                            ended September 30                  ended September 30
                                                                         2005             2004              2005              2004
                                                                 ------------      -----------       -----------       -----------

Revenue                                                          $   544,651       $   494,772       $ 1,448,055       $ 1,382,420
Cost of goods sold                                                   421,752           392,550         1,173,185         1,102,738
                                                                 ------------      -----------       -----------       -----------
Gross profit                                                         122,899           102,222           274,870           279,682
Selling, general and administrative
 expenses                                                             43,034            46,200           118,043           126,360
Amortization of intangible assets and
 deferred financing fees                                              17,430            17,809            52,631            55,131
Unusual items                                                             --                --             3,864                --
                                                                 ------------      -----------       -----------       -----------
Earnings before the undernoted                                        62,435            38,213           100,332            98,191
Interest on long-term debt                                            12,394            12,945            38,525            38,883
Interest on capital leases                                                70                84               229               260
Other interest                                                           (87)             (515)             (453)             (875)
                                                                 ------------      -----------       -----------       -----------
Earnings before income taxes                                          50,058            25,699            62,031            59,923
                                                                 ------------      -----------       -----------       -----------
Income taxes                                                          14,515             7,877            17,829            18,652
                                                                 ------------      -----------       -----------       -----------
Net earnings                                                          35,543            17,822            44,202            41,271
                                                                 ------------      -----------       -----------       -----------
Retained earnings, beginning of period                               246,263           190,721           240,367           172,564
Effect of a change in accounting policy
 related to stock-based
 compensation                                                             --                --                --            (2,759)
Dividends declared                                                    (1,439)           (1,310)           (4,202)           (3,843)
                                                                 ------------      -----------       -----------       -----------
Retained earnings, end of period                                 $   280,367       $   207,233       $   280,367       $   207,233
                                                                 ============      ===========       ===========       ===========
Earnings per share:
 Basic                                                           $      0.62       $      0.31       $      0.77       $      0.73
 Diluted                                                         $      0.61       $      0.31       $      0.77       $      0.72
                                                                 ============      ===========       ===========       ===========
Weighted average number of shares
 outstanding (in thousands):
 Basic                                                                57,286            56,799            57,114            56,518
 Diluted                                                              57,932            57,655            57,718            57,476
                                                                 ============      ===========       ===========       ===========

                                                                   (CINRAM LOGO)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands of U.S. dollars)


                                                                                Three months                         Nine months
                                                                          ended September 30                  ended September 30
                                                                 ---------------------------         ---------------------------
                                                                      2005              2004              2005              2004
                                                                 ---------         ---------         ---------         ---------
Cash provided by (used in):
OPERATIONS:
Net earnings                                                     $  35,543         $  17,822         $  44,202         $  41,271
Items not involving cash:
  Amortization                                                      56,114            55,241           168,439           160,702
  Non-cash stock-based compensation                                     62               223               425             1,030
  (Gain) loss on disposition of capital assets                        (669)              273              (741)             (389)
Change in non-cash operating working capital                       (52,528)          (66,759)          (90,736)         (137,143)
                                                                 ---------         ---------         ---------         ---------
                                                                    38,522             6,800           121,589            65,471
FINANCING:
Increase in long term debt                                          15,000            48,000            54,000            48,000
Repayment of long-term debt                                        (38,011)          (81,859)         (132,935)         (178,358)
Deferred financing fees                                               (550)             --                (550)             --
Decrease in obligations under capital leases                          (176)             (250)             (602)           (1,617)
Issuance of common shares                                              374              --               3,630             6,935
(Decrease) increase in other long-term liabilities                  (4,280)            5,626            (3,513)            5,027
Dividends paid                                                      (1,439)           (1,310)           (4,202)           (3,843)
                                                                 ---------         ---------         ---------         ---------
                                                                   (29,082)          (29,793)          (84,172)         (123,856)
INVESTMENTS:
Transaction costs relating to Acquired
 businesses                                                           --                --                --                (890)
Purchase of capital assets                                         (24,246)          (82,206)          (72,386)         (134,527)
Proceeds on disposition of capital assets                            1,340                22             1,918             1,005
Decrease (increase) in other assets                                  1,736           (37,112)           15,194           (31,108)
                                                                 ---------         ---------         ---------         ---------
                                                                   (21,170)         (119,296)          (55,274)         (165,520)
Foreign exchange gain (loss) on cash held in
 foreign currencies                                                    458             2,505            (1,544)             (484)
                                                                 ---------         ---------         ---------         ---------
Decrease in cash and cash equivalents                              (11,272)         (139,784)          (19,401)         (224,389)
Cash and cash equivalents, beginning of period                      33,660           169,218            41,789           253,823
                                                                 ---------         ---------         ---------         ---------
Cash and cash equivalents, end of period                         $  22,388         $  29,434         $  22,388         $  29,434
                                                                 =========         =========         =========         =========
Supplemental cash flow information:
  Interest paid                                                  $  12,614         $  13,463         $  38,216         $  40,315
  Income taxes paid                                                  6,963             8,411            16,029            33,744
                                                                 =========         =========         =========         =========